ASSET PURCHASE AGREEMENT

AMONG

SUNOPTA INC.

and

NIAGARA NATURAL FRUIT SNACK COMPANY INC.

and

JOHN BOOT

and

GUY ARMSTRONG

ASSET PURCHASE AGREEMENT

THIS AGREEMENT made as of the 11th day of August, 2015.

BETWEEN:

SUNOPTA INC., a corporation existing under the laws of Canada (the “Purchaser”)

and

NIAGARA NATURAL FRUIT SNACK COMPANY INC., a corporation existing under the laws of the Province of Ontario (the “Vendor”)

and

JOHN BOOT, an individual resident in the Town of Niagara-on-the-Lake in the Province of Ontario (“Boot”)

and

GUY ARMSTRONG, an individual resident in the City of Niagara Falls in the Province of Ontario (“Armstrong” and, together with Boot, collectively, the “Guarantors”)

RECITALS:

A.

The Vendor carries on the business of the development, production, processing, sale and distribution of fruit and fruit-containing snacks and engineered, reformulated fruit ingredients and gluten-free licorice products (the “Business”).

B.	The Purchaser wishes to purchase, and the Vendor wishes to sell, substantially all of the assets, property and undertaking of the Business on the terms and conditions herein contained.

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the Parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1      Definitions

In this Agreement and in the schedules, the following terms and expressions will have the following meanings:

(a)

“Accounts Receivable” means all accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to the Vendor in respect of the Business as at the Closing Time and the benefit of all security for such accounts, notes and debts;

(b)	“Adjustment Amount” has the meaning ascribed in Section 2.4(6);

(c)

“Affiliate” of any person means, at the time such determination is being made, any other person controlling, controlled by or under common control with such first person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the power to, directly or indirectly, direct the management and policies, business or affairs of a person whether through the ownership of voting securities or otherwise;

(d)

“Agreement” means this asset purchase agreement and all instruments amending it; “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section, or other subdivision; “Article”, “Section” or other subdivisions of this Agreement followed by a number means and refers to the specified Article, Section or other subdivision of this Agreement;

(e)

“Annual Financial Statements” means the non-consolidated financial statements of the Business for the fiscal year ended December 27, 2014, consisting of a statement of income and retained earnings, a balance sheet and a statement of cash flows, a copy of which is attached as Schedule 3.1(10)(a);

(f)	“Annual Financial Statements Date” means December 27, 2014, the date of the balance sheet included in the Annual Financial Statements;

(g)	“assessment” shall include a reassessment or additional assessment and the term “assessed” shall be interpreted in the same manner;

(h)

“Assumed Liabilities” means all the debts, liabilities (whether accrued, absolute or contingent or whether liquidated or unliquidated) and obligations of the Vendor relating to the Business or the Purchased Assets existing as at the Closing Time other than the Excluded Liabilities and any other obligations expressly assumed under this Agreement;

(i)	“Business” has the meaning ascribed in the recitals hereto and includes, for greater certainty, the Business as carried on directly by the Vendor;

(j)

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in the Province of Ontario or any other day on which the principal chartered banks located in the City of Toronto, Ontario are not open for business during normal banking hours;

(k)	“Cap” has the meaning ascribed in Section 6.5(2);

(l)	“Closing” means the completion of the Transactions pursuant to this Agreement at the Closing Time;

(m)	“Closing Date” means August 11, 2015 or such earlier or later date as the Parties may agree upon;

(n)

“Closing Time” means 11:59 p.m. in the City of Toronto, Ontario on the Closing Date or such other time on the Closing Date as the Parties may agree upon as the time at which the Closing shall take place;

(o)

“Consent” means a license, permit, approval, consent, certificate, registration or authorization (including, without limitation, those made or issued by a Regulatory Authority, in respect of a Contract, or otherwise);

(p)	“Contract” means any agreement, understanding, indenture, contract, lease, deed of trust, license, option, instrument or other commitment, whether written of oral;

(q)	“Confidentiality Agreement” means that certain mutual non-disclosure agreement dated April 29, 2014 between the Purchaser and the Vendor;

(r)	“Deductible” has the meaning ascribed in Section 6.5(2);

(s)	“Direct Claim” has the meaning ascribed in Section 6.3;

(t)	“Draft Closing Balance Sheet” has the meaning ascribed in Section 2.4(1);

(u)	“Employee Plans” has the meaning ascribed in Section 3.1(30)(a);

(v)

“Encumbrances” means mortgages, charges, pledges, security interests, liens, encumbrances, actions, claims, demands and equities of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing;

(w)	“Environmental Consents” has the meaning ascribed in Section 3.1(29)(a)(ii);

(x)	“Environmental Laws” has the meaning ascribed in Section 3.1(29)(a)(i);

(y)	“ETA” means the Excise Tax Act (Canada);

(z)	“Excluded Assets” means:

	(i)	all cash and cash equivalents;

	(ii)	all income tax instalments paid by the Vendor and the right to receive any refund of income taxes paid by the Vendor under the ITA, for periods ending on or prior to the Closing Time;

	(iii)	the Niagara Natural UK Shares; and

(iv)

all corporate, financial, taxation and other records of the Vendor not pertaining exclusively or primarily to the Business or Purchased Assets or which the Vendor is required, at Law, to maintain possession;

(aa)	“Excluded Liabilities” means:

	(i)	any liability of the Vendor pertaining to the Business to any bank or other financial institution by way of loan or other credit facility;

(ii)

any liability of the Vendor pertaining to the Business for any personal injuries claims arising by reason of the occurrence on or before the Closing Time of any injury, accident or other alleged damage-causing event with respect to the operations of the Vendor on or prior to the Closing Time or relating to products manufactured, processed or sold or services performed by the Vendor on or before the Closing Time that provide the basis for a personal injury claim after the Closing Time;

	(iii)	any liability of the Vendor, whether or not pertaining to the Business, to its shareholders, affiliates or associates or any other person not dealing at arm’s length with any of them;

	(iv)	any liability of the Vendor pertaining to the Business for any claims, demands, actions or proceedings relating to the Excluded Assets;

(v)

any liability of the Vendor pertaining to the Business for any breach by the Vendor of any Laws, including Environmental Laws, relating to the operation of the Business or use of the Purchased Assets prior to the Closing Time;

	(vi)	any liability of the Vendor pursuant to the Employee Plans with respect to the period up to and including the Closing Time; and

	(vii)	any liability of the Vendor pertaining to the Business for any deferred income tax, or for any other taxes, duties or similar charges (including penalties, fines and interest);

(bb)	“Final Closing Balance Sheet” has the meaning ascribed in Section 2.4(5);

(cc)	“Facility Transition” has the meaning ascribed in Schedule 2.3(ii);

(dd)	“Financial Statements” means, collectively, the Annual Financial Statements and the Interim Financial Statements;

(ee)	“GAAP” means, at any time, generally accepted accounting principles in Canada, at the relevant time applied on a consistent basis;

(ff)

“Governmental Authorizations” means authorizations, approvals, orders, licenses, including any Environmental Consents, franchises, Permits, certificates, Consents, directives, notices, variances or other rights issued to or required by the Vendor for the conduct of the Business or relating to any of the Purchased Assets by or from any Regulatory Authority;

(gg)	“Hazardous Substance” has the meaning ascribed in Section 3.1(29)(a)(iii);

(hh)	“Indemnification Claim” has the meaning ascribed in Section 6.3;

(ii)	“Indemnified Party” has the meaning ascribed in Section 6.3;

(jj)	“Indemnifying Party” has the meaning ascribed in Section 6.3;

(kk)	“Intellectual Property” has the meaning ascribed in Section 3.1(32);

(ll)

“Interim Financial Statements” means the non-consolidated interim financial statements for the period commencing on December 28, 2014 and ending on July 11, 2015, consisting of a statement of income and retained earnings, a balance sheet and a statement of cash flows, a copy of which is attached as Schedule 3.1(10)(b);

(mm)	“ITA” means the Income Tax Act (Canada);

(nn)

“Law” or “Laws” means all requirements imposed by statutes, regulations, rules, ordinances, by-laws, decrees, codes, policies, judgments, orders, rulings, decisions, approvals, notices, permits, guidelines or directives of any Regulatory Authority that govern the conduct of the Business or relate to any of the Purchased Assets;

(oo)	“Leased Premises” means the premises leased or subleased by the Vendor pertaining to the Business under the Leases;

(pp)

“Leases” means the leases, subleases, agreements to lease and tenancy agreements included in the Purchased Assets under which the Vendor leases or subleases any real property as lessee or sublessee, as listed in Schedule 3.1(28)(b);

(qq)

“Material Adverse Effect” means, in respect of the Business, the effect resulting from any event or change which, individually or when taken together with any other events or changes, could reasonably be expected to be materially adverse to the assets, financial condition, business, results of operation or prospects of the Business; excluding, however, any adverse effect due to changes, after the date of this Agreement, relating to or arising out of (i) conditions affecting the economy generally or the general market pertaining to the Business; (ii) any natural disaster, national emergency, war or act of terrorism or international political or social conditions; (iii) the negotiation, entering into or the public announcement of this Agreement; (iv) any breach by the Purchaser of the Confidentiality Agreement; or (v) any change in GAAP or any change in interpretation thereof; provided that, in the case of an event or change referred to in clause (i), (ii) or (v) above, such event or change does not have a disproportionate effect on the Business compared to other companies of similar size operating in the same industry as the industry as the Vendor.

(rr)	“Material Contract” has the meaning ascribed in Section 3.1(24);

(ss)

“Net Working Capital” means, at any point in time, with respect to the Business, (i) the amount of the total current assets of the Business, less (ii) the amount of the total current liabilities of the Business. The Net Working Capital determination under Section 2.4(6) shall be made in accordance with the illustrative Net Working Capital calculation set forth in Schedule 1.1(ss);

(tt)	“Niagara Natural UK” means Niagara Natural Fruit Snack Company Ltd., a wholly-owned subsidiary of the Vendor incorporated under the provisions of the Companies Act 2006 of England and Wales;

(uu)	“Niagara Natural UK Shares” means all of the issued and outstanding shares in the capital of Niagara Natural UK;

(vv)

“Non-Competition and Non-Solicitation Agreement” means the non- competition agreements pursuant to which the Vendor and each of the Guarantors will agree to certain non-competition and non-solicitation covenants in favour of the Purchaser relating to their respective participation in any business or endeavour which competes with or is engaged in a business that is substantially similar to the Business for a period of five (5) years from the Closing Date in the form set out in Exhibit A;

(ww)	“Parties” means the Vendor, the Purchaser and the Guarantors, and “Party” means either any one of them;

(xx)	“Permit” means all licenses, permits, orders, approvals, registrations and authorizations under all Laws or issued or granted by any Regulatory Authority;

(yy)	“Permitted Encumbrances” means:

(i)	liens for Taxes, assessments and governmental charges due and being contested in good faith and diligently by appropriate proceedings (and for the payment of which adequate provision has been made);

(ii)

servitudes, easements, restrictions, rights of parties in possession, zoning restrictions, encroachments, reservations, rights-of-way and other similar rights in real property or any interest therein, provided the same are not of such nature as to materially adversely affect the validity of title to or the value, marketability or use of the property subject thereto by the Vendor;

(iii)	liens for Taxes either not due and payable or due but for which notice of assessment has not been given;

(iv)

undetermined or inchoate liens, charges and privileges incidental to current construction or current operations and Encumbrances claimed or held by any Regulatory Authority that have not at the time been filed or registered against the title to the asset or served upon the Vendor pursuant to law or that relate to obligations not due or delinquent;

(v)

assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any Lease and liens or rights reserved in any Lease for rent or for compliance with the terms of such Lease;

(vi)

the reservations in any original grants from the Crown of any real property or interest therein and statutory exceptions to title that do not materially detract from the value of the real property concerned or materially impair its use in the operation of the Business; and

(vii)	the Encumbrances described in Schedule 1.1(yy);

(zz)	“person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization;

(aaa)	“Personal Information” means any information about an identified or identifiable person that is obtained in the context of such person’s working relationship with the Vendor;

(bbb)	“Pre-Closing Reorganization” means the transactions to be undertaken by the Vendor and its shareholders immediately prior to the Closing Date;

(ccc)

“Public Software” means any software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, or requires as a condition of use, modification, or distribution of the software which it governs, that such software (i) be disclosed or distributed in source code form; (ii) be made available for use by the general public; (iii) when combined with other software, be automatically deemed a part of the public domain, or (iv) provide others with the right to modify it; and “Public Software” shall include software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the BSD License; and (viii) the Apache License;

(ddd)

“Purchased Assets” means all of the property and assets used in connection with or otherwise relating to the Business (other than the Excluded Assets) as a going concern, whether real or personal, tangible or tangible, of every kind and description and, wheresoever situate, including, without limitation:

	(i)	Leases – all rights (whether as lessee or lessor) under the Leases in respect of the Leased Premises;

(ii)

Equipment and Other Tangible Personal Property – all machinery, equipment, fixtures, furniture, furnishings, work in progress, assets under construction, leasehold improvements and other fixed assets and tangible personal property, including, without limitation, the machinery and equipment owned by the Vendor and used in connection with the Business, including, without limitation, those listed and described in Schedule 1.1(ddd)(ii);

	(iii)	Vehicles – all trucks, cars and other vehicles owned by the Vendor and used in connection with the Business, including, without limitation, those listed and described in Schedule 1.1(ddd)(iii);

	(iv)	Inventories – all inventories in respect of the Business as at the Closing Time;

	(v)	Accounts Receivable – the Accounts Receivable;

	(vi)	Prepaid Expenses – all prepaid expenses of the Business;

(vii)

Purchase Orders and Commitments – all of the Vendor’s rights accruing after the Closing Time under all outstanding purchase orders and commitments entered into in the ordinary course of business: (i) for the manufacture, process and/or sale by the Vendor of products by or for the benefit of the Business that have not been provided as of the Closing Time; and (ii) for the purchase of goods or services by or for the benefit of the Business that have not been provided as of the Closing Time;

(viii)

Agreements – all rights under leases of personal property, distribution and agency agreements, employment agreements, agreements and instruments governing or relating to the Employee Plans and other Contracts entered into in the ordinary course of business and not otherwise referred to in this Section 1.1(ccc)(viii) as described in Schedule 3.1(24).

(ix)	Consents – to the extent transferable, all Consents, including, without limitation, the Consents described in Schedule 3.1(14);

(x)	Governmental Authorizations – to the extent their transfer is permitted by Law, all Governmental Authorizations;

(xi)	Intellectual Property – the Intellectual Property;

(xii)	Computer Hardware and Software – all computer hardware and software, including all rights under licenses and other agreements or instruments relating thereto used in connection with the Business;

(xiii)	Records – all Records (other than those required by Law to be retained by the Vendor, copies of which will be made available to the Purchaser);

(xiv)

Goodwill – all goodwill of or relating to the Business, including the telephone numbers, facsimile numbers, domain names and e-mail addresses which relate exclusively to the Business, as well as the trade- marks, trade dress, trade names, business names, logos and all product names associated with the “Niagara Natural Fruit Snack” name, together with the right of the Purchaser to represent itself as carrying on the Business in succession to the Vendor;

(xv)

Causes of Action – all rights to causes of action, lawsuits, judgments, Claims and demands of any nature available to or being pursued by the Vendor or any of its Affiliates with respect to the Business or the ownership, use, function or value of any Purchased Asset, whether arising by way of counterclaim or otherwise;

(xvi)	Guarantees and Warranties – all guarantees, warranties, indemnities and similar rights in favor of the Vendor or any Affiliate thereof with respect to any Purchased Asset; and

(xvii)

Insurance Benefits – all insurance benefits, including rights and proceeds, arising from or relating to the Purchased Assets or the Assumed Liabilities prior to the Closing Time, except to the extent that any damaged or destroyed Purchased Assets shall have been repaired or replaced to substantially the same condition as existed prior to such damage or destruction by the Vendor prior to the Closing Time;

(eee)	“Purchase Price” has the meaning ascribed in Section 2.2;

(fff)

“Records” means all technical, business and financial records relating exclusively to the Business, including, without limitation, customer lists, operating data, files, financial books, correspondence, credit information, research materials, contract documents, title documents, leases, surveys, records of past sales, supplier lists, employee documents, inventory data, accounts receivable data, financial statements and any other similar records in any form whatsoever (including written, printed, electronic or computer printout form), but not including those records which are part of the Excluded Assets;

(ggg)

“Regulatory Authority” means any government, regulatory or administrative authority, agency, commission, utility or board (federal, provincial, municipal or local, domestic or foreign) having jurisdiction in the relevant circumstances and any person acting under the authority of any of the foregoing and any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances;

(hhh)	“Release” has the meaning ascribed in Section 3.1(29)(a)(iv);

(iii)

“Restricted Right” means any Contract or Governmental Authorization which by its terms requires Consent or approval of the other party or parties thereto or the issuer for completion of the Transactions or in respect of which the completion of the Transactions will increase the obligations or decrease the rights or entitlements of the Vendor or the Purchaser relating to the Business under such Contract or Governmental Authorization;

(jjj)	“Reverse Earn-Out” has the meaning ascribed in Section 2.3(1)(ii);

(kkk)	“Reverse Earn-Out Period” has the meaning ascribed in Section 2.3(1)(ii);

(lll)	“Tax” and “Taxes” have the meaning ascribed in Section 3.1(27)(a)(i);

(mmm)	“Tax Return” has the meaning ascribed in Section 3.1(27)(a)(ii);

(nnn)	“Third Party” has the meaning ascribed in Section 6.5(3);

(ooo)	“Third Party Claim” has the meaning ascribed in Section 7.3;

(ppp)	“Transactions” means the purchase and sale of the Purchased Assets and all other transactions contemplated by this Agreement;

(qqq)	“Transferred Employee” has the meaning ascribed in Section 4.2(3);

(rrr)	“U.S. Customs” means the U.S. Customs and Border Protection Branch of the Department of Homeland Security;

(sss)

“U.S. Customs Notice of Action” means the Notice of Action dated July 14, 2015 issued to the Vendor by U.S. Customs alleging that the classification claimed by the Vendor under the Harmonized Tariff System of the United States in respect of certain products manufactured and sold by the Vendor in the United States was incorrect and therefore denying the Vendor’s claim for preferential duty treatment under the North American Free Trade Agreement in respect of such products; and

(ttt)

“Virus” means (i) program code or programming instruction or set of instructions intentionally designed to disrupt, disable, harm, interfere with or otherwise adversely affect computer programs, data files or operations; or (ii) other code typically designated to be a Trojan horse, worm, backdoor, timer, clock, counter, time lock, time bomb, file injector, boot sector injector, or other limiting, disabling or debilitating design, instruction, or routine, or other term customarily considered to be a virus, spyware or other malware.

1.2      Best Knowledge

Any reference herein to “the best knowledge” of the Vendor will be deemed to mean the actual knowledge of John Boot, President of the Vendor, Walter Surman, Chief Financial Officer of the Vendor, and Guy Armstrong, Vice-President Sales and Marketing of the Vendor, together with the knowledge which they would have had if they had conducted a diligent inquiry into the relevant subject matter.

1.3      Currency

Unless otherwise indicated, all references to dollar amounts in this Agreement are expressed in Canadian currency.

1.4      Governing Law

This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising under or related to this Agreement.

1.5      Interpretation Not Affected by Headings

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.6      Number and Gender

In this Agreement, unless the context otherwise requires, any reference to gender shall include both genders and words importing the singular number shall include the plural and vice-versa.

1.7      Time of Essence

Time shall be of the essence of every provision of this Agreement.

1.8      Severability

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.9      Accounting Terms

All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP.

1.10    Calculation of Time Periods

Where a time period is expressed to begin or end at, on or with a specified day, or to continue to or until a specified day, the time period includes that day. Where a time period is expressed to begin after or to be from a specified day, the time period does not include that day. Where anything is to be done within a time period expressed after, from or before a specified day, the time period does not include that day. If the last day of a time period is not a Business Day, the time period shall end on the next Business Day.

1.11    Statutory Instruments

Unless otherwise specifically provided in this Agreement, any reference in this Agreement to any Law shall be construed as a reference to such Law as amended or re-enacted from time to time or as a reference to any successor thereto.

1.12    Including But Not Limited To

In this Agreement, references to “includes,” “including,” “including but not limited to,” “including without limitation” and words or phrases of similar import shall be deemed to have the same meaning and the words “includes(s)” and “including” shall not be deemed to be terms of limitation but rather be deemed to be followed by the words “without limitation.”

1.13    Incorporation of Schedules and Exhibits

The following are the schedules and exhibits attached to and incorporated by reference into this Agreement:

(1)      List of Schedules

Schedule 1.1 (ss)	Net Working Capital Determination and Illustrative Balance Sheet
Schedule 1.1(yy)	Permitted Encumbrances
Schedule 1.1(ddd)(iii)	Equipment
Schedule 1.1(ddd)(v)	Vehicles
Schedule 2.3(ii)	Reverse Earn-Out Methodology and Payment
Schedule 2.5	Allocation of Purchase Price
Schedule 3.1(4)	Jurisdictions in which Vendor Conducts Business
Schedule 3.1(9)	Regulatory and Contractual Consents
Schedule 3.1(10)(a)	Annual Financial Statements

Schedule 3.1(10)(b)	Interim Financial Statements
Schedule 3.1(12)(a)	Material Changes
Schedule 3.1(13)	Undisclosed Liabilities
Schedule 3.1(14)	Consents
Schedule 3.1(19)	Encumbrances to be Discharged on Closing
Schedule 3.1(20)	Litigation
Schedule 3.1(21)	Capital Expenditures
Schedule 3.1(24)	Material Contracts
Schedule 3.1(25)	Insurance
Schedule 3.1(26)	Customers and Suppliers
Schedule 3.1(27)	Taxes
Schedule 3.1(28)(b)	Leased Real Properties
Schedule 3.1(29)	Environmental Matters
Schedule 3.1(30)	Labour and Employment Matters
Schedule 3.1(31)	Warranties
Schedule 3.1(32)	Intellectual Property
Schedule 3.1(34)	Trade Allowances

(2)      List of Exhibits

Exhibit A	Form of Non-Competition and Non-Solicitation Agreement
Exhibit B	Form of Assumption Agreement
Exhibit C	Form of Employment/Consulting Agreements

ARTICLE 2
PURCHASE AND SALE

2.1      Purchased Assets

On the terms and subject to the fulfilment of the conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Vendor as of the Closing Time, all of the Purchased Assets.

2.2      Purchase Price

The aggregate purchase price (the “Purchase Price”) payable by the Purchaser to the Vendor for the Purchased Assets shall be $12,100,000, subject to adjustment in accordance with Sections 2.3(2) and 2.4 and Schedule 2.3(1)(ii) .

2.3      Payment of Purchase Price

The Purchase Price shall be paid and satisfied, subject to adjustment in accordance with Section 2.4, as follows: (1) The Purchaser will pay to the Vendor by wire transfer, certified cheque, bank draft or other means of immediately available funds in accordance with the instructions of the Vendor (i) the sum of $8,325,000 on the Closing Date; and (ii) $3,700,000 payable over a period of two (2) years following the Closing Date (the “Reverse Earn-Out Period”) and subject to adjustment pursuant to and in accordance with the terms, conditions and methodology set forth in Schedule 2.3(1)(ii) (such amount to be paid is referred to as the “Reverse Earn-Out”);

(2)      The Purchaser shall set aside and withhold from the Purchase Price the sum of $75,000. Forthwith, upon resolution of the U.S. Customs Notice of Action in accordance with subclause 2.3(2)(i), the Purchaser shall pay to the Vendor by wire transfer, certified cheque, bank draft or other means of immediately available funds, the sum of $75,000 less the aggregate of all amounts (if any) required to be paid to U.S. Customs or any other Regulatory Authority on account of any export duties, taxes, penalties, charges or other amounts payable as a result of or in connection with the matters referenced in the U.S. Customs Notice of Action. If the allegations referenced in the U.S. Customs Notice of Action have not been fully resolved on or before the first anniversary of the Closing Date but the Purchaser is otherwise satisfied in its reasonable discretion that U.S. Customs no longer intends to pursue such matters, then the Purchaser shall pay to the Vendor by wire transfer, certified cheque, bank draft or other means of immediately available funds, the sum of $75,000; provided, however, that nothing herein shall preclude, limit or lessen the rights of the Purchaser pursuant to Section 6.1(g) of this Agreement in the event that U.S. Customs elects to pursue the U.S. Customs Notice of Action subsequent to the first anniversary of the Closing Date.

(3)      The Purchaser will assume the Assumed Liabilities pursuant to an assumption agreement in the form set out in Exhibit A executed and delivered by the Purchaser at the Closing Time.

2.4      Post-Closing Adjustments to Purchase Price

(1)      Within 90 days following the Closing Date (or such other date as is mutually agreed to by the Vendor and the Purchaser in writing), the Purchaser shall prepare and deliver to the Vendor a draft closing balance sheet (the “Draft Closing Balance Sheet”) of the purchased Business prepared as of the Closing Time. The Draft Closing Balance Sheet shall be prepared in accordance with GAAP applied on a basis consistent the preparation of the Financial Statements. The Purchaser shall provide access, upon every reasonable request, to the Vendor and its accountants to all work papers of the Purchaser, accounting books and records relating to the purchased Business and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Closing Balance Sheet and the Vendor and the Purchaser shall otherwise fully cooperate with each other in the preparation of the Draft Closing Balance Sheet. The Vendor and the Purchaser shall each bear the fees and expenses of their respective accountants in preparing or reviewing the Draft Closing Balance Sheet.

(2)      In preparing the Draft Closing Balance Sheet it is understood that the Purchaser may choose to undertake certain specified procedures to verify the accuracy and completeness of the accounts and the Vendor may choose to review or, to the extent practical, participate in this process, including: (i) a physical inventory count which may be attended by representatives of the Purchaser and Vendor as at or immediately following the Closing Time; (ii) a review of the provisioning for obsolete inventory or damaged goods as compared to the observations arising out of the physical inventory count; (iii) an analysis of the Accounts Receivable and the sufficiency of the provisions for doubtful accounts based on the experienced collection of receivables in the 90 day period following the Closing Date and (iv) an analysis of the invoices and claims received in the 90 day period following the Closing Date to assess the adequacy of accounts payables and accruals made as at the Closing Time.

(3)      The Draft Closing Balance Sheet prepared and delivered as aforesaid shall be final and binding upon the Parties for all purposes hereof, absent manifest error, unless the Vendor notifies the Purchaser in writing that it disputes the Draft Closing Balance Sheet within fifteen (15) Business Days after receipt by the Vendor of the Draft Closing Balance Sheet.

(4)      In the event that the Vendor disputes the Draft Closing Balance Sheet, the Parties will work expeditiously and in good faith in an attempt to resolve such disputes within a further period of twenty (20) Business Days after the date of notification by the Vendor to the Purchaser of such disputes, failing which such disputes shall be submitted for determination to an independent firm of chartered accountants mutually agreed to by the Vendor and the Purchaser (and, failing such agreement between the Vendor and the Purchaser within a further period of five (5) Business Days, such independent firm of chartered professional accountants shall be PricewaterhouseCoopers LLP. The determination of the independent firm of chartered accountants shall be final and binding upon the Parties and not subject to appeal. The independent firm of chartered accountants shall be deemed to be acting as experts and not as arbitrators. The costs and expenses of such independent firm of chartered accountants shall be borne equally by the Vendor and the Purchaser. The Vendor and the Purchaser shall each bear their own costs in presenting their cases to such independent firm of chartered accountants.

(5)      Following the fifteen (15) Business Day period referred to in Section 2.4(3) or the resolution of any dispute in accordance with Section 2.4(4), as the case may be, the Purchaser shall forthwith deliver to the Vendor the final closing balance sheet (the “Final Closing Balance Sheet”). Such Final Closing Balance Sheet shall be final and binding upon the Parties, absent manifest error.

(6)      The Purchaser shall pay to the Vendor by bank draft or certified cheque within two (2) Business Days after receipt of the Final Closing Balance Sheet, the Adjustment Amount, if positive, and the Vendor shall pay to the Purchaser by bank draft or certified cheque within two (2) Business Days after receipt of the Final Balance Sheet the Adjustment Amount, if negative. For the purposes hereof, “Adjustment Amount” means the amount, whether positive or negative, by which the Net Working Capital as determined from the Final Closing Balance Sheet exceeds or is less than $1,681,000, as the case may be.

(7)      In addition to any adjustment of the Purchase Price pursuant to Section 2.4(6), the Purchase Price shall also be subject to adjustment in accordance with Schedule 2.3(1)(ii) .

(8)      The determination and adjustment of the Purchase Price with respect to the Adjustment Amount in accordance with the provisions of this Section 2.4 and pursuant to the terms of Schedule 2.3(1)(ii) shall not limit or affect any other rights or causes of action either the Purchaser or the Vendor may have hereunder with respect to the representations, warranties, covenants and indemnities in its favour contained herein.

2.5      Allocation of Purchase Price

The Vendor and Purchaser agree to allocate the Purchase Price among the Purchased Assets in accordance with Schedule 2.5 and to report the sale and purchase of the Purchased Assets for all federal, provincial and local tax purposes in a manner consistent with such allocation, and shall not dispute such allocation in connection with any audit or other proceeding. To the extent that the Purchase Price shall be adjusted pursuant to Section 2.4, the amount of such adjustment shall, if such amount cannot be reasonably allocated to a particular category of the Purchased Assets, be allocated on a pro rata basis among the various categories of the Purchased Assets listed in Schedule 2.5.

2.6      ETA Elections

The Vendor and Purchaser shall, on the Closing Date, elect jointly under subsection 167(1) of the ETA (or under any equivalent provincial legislation), in the form prescribed for the purposes of that subsection, in respect of the sale and transfer of the Purchased Assets hereunder. The Purchaser shall file such election with the Canada Revenue Agency not later than the day on which it is required to file its GST return for its reporting period which includes the Closing Date and shall provide evidence of such filing to the Vendor.

2.7      Transfer Taxes

The Purchaser shall be liable for and shall pay all federal and provincial sales taxes (including any retail sales taxes and land transfer taxes) and all other taxes, duties, fees or other like charges of any jurisdiction properly payable in connection with the transfer of the Purchased Assets by the Vendor to the Purchaser.

2.8      Income Tax Election

(1)      The Purchaser and the Vendor shall, on the Closing Date, elect jointly in the prescribed form under section 22 of the ITA as to the sale of the accounts receivable and described in section 22 of the ITA and to designate in such election an amount equal to the portion of the Purchase Price allocated in Schedule 2.5 to such assets as the consideration paid by the Purchaser therefor. The Purchaser and the Vendor shall each file such election with the Canada Revenue Agency after the Closing Date.

(2)      Upon the request by the Vendor, the Vendor and Purchaser shall jointly elect in prescribed form, in the prescribed manner and within the prescribed time period to have subsection 56.4(5) of the ITA apply to the “restrictive covenants” (as defined for purposes of subsection 56.4(1) of the ITA) contained in the Non-Competition and Non-Solicitation Agreement. The Vendor and Purchaser acknowledge and agree that the purpose of such restrictive covenants in the Non-Competition and Non-Solicitation Agreement is to preserve the value of the goodwill of the Business being acquired by the Purchaser.

2.9      Waiver of Bulk Sales Act

In respect of the purchase and sale of the Purchased Assets under this Agreement, the Purchaser shall not require the Vendor to comply, or to assist the Purchaser to comply, with the requirements of the Bulk Sales Act (Ontario) and any equivalent or corresponding provisions under any other applicable legislation. Notwithstanding the foregoing, the Vendor and the Guarantors shall jointly and severally indemnify and save harmless the Purchaser, its directors, officers, employees, agents and shareholders, on an after-Tax basis, from and against all claims which may be made or brought against such persons, or claims or Losses (as defined in Section 6.1) which they may suffer or incur arising out of such non-compliance.

2.10    Assignment of Restricted Rights

(1)      Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Purchaser, any Restricted Right (A) which, as a matter of law, or by its terms, (i) is not assignable, or (ii) is not assignable without the approval or Consent of the issuer thereof or other party or parties thereto, or (B) in respect of which the completion of the Transactions will increase the obligations or decrease the rights or entitlements of the Vendor or the Purchaser relating to the Business, without first obtaining either such approval or Consent or a waiver or a modification with respect to such Restricted Right, in each case acceptable to the Purchaser.

(2)      If, at the Closing, there are any Restricted Rights in respect of which necessary Consents, waivers or modifications have not been obtained, then the Purchaser may, with respect to such Restricted Rights, elect to have the Vendor continue its efforts to obtain any necessary Consents, waivers or modifications with respect to such Restricted Rights.

(3)      If the Purchaser elects to have the Vendor continue its efforts to obtain any necessary Consents, waivers or modifications, the Vendor shall:

(i)	hold the Restricted Rights in trust for the benefit of the Purchaser and comply with the terms and conditions relating to, and enforce any rights arising from the Restricted Rights;

(ii)

apply for and use all commercially reasonable efforts to obtain all Consents, waivers or modifications acceptable to the Purchaser, acting reasonably; provided that if any payment is required to be made to any other party in order to obtain such Consents, waivers or modifications, each of the Purchaser and the Vendor such be responsible for 50% of the amount of such payment;

(iii)	enforce any rights of the Vendor arising from such Restricted Right against the issuer thereof or the other party or parties thereto;

(iv)	at no time use any such Restricted Right for its own purposes or assign or provide the benefit of such Restricted Right to any other party other than the Purchaser or an Affiliate thereof;

(v)	pay over to the Purchaser, all monies collected by or paid to the Vendor in respect of such Restricted Rights; and

(vi)

take all such actions and do, or cause to be done, all such things at the request of the Purchaser as shall reasonably be necessary in order that the value and benefits of the applicable Restricted Rights shall be preserved and enure to the benefit of the Purchaser.

(4)      Once any necessary Consents, waivers or modifications for any Restricted Right referred to in Section 2.10(a) have been obtained on terms acceptable to the Purchaser, acting reasonably, the Vendor shall promptly assign, transfer, convey and deliver such Contract or Governmental Authorization to the Purchaser, and the Purchaser shall assume the obligations under such Contract or Governmental Authorization from and after the date of assignment to the Purchaser pursuant to an assignment and assumption agreement having terms substantially similar to the assignment and assumption agreement for other Contracts and/or Governmental Authorizations, as applicable, delivered pursuant to this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of the Vendor

The Vendor hereby makes the following representations and warranties to the Purchaser and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and completing the Transactions:

(1)      Incorporation and Existence. The Vendor is a corporation incorporated and existing under the laws of Canada. The Vendor is not insolvent or involved in any proceedings by or against it with respect to bankruptcy, insolvency, liquidation, amalgamation, merger, consolidation, arrangement, receivership or reorganization nor has there been, with respect to the Vendor, the appointment of a trustee, receiver, liquidator, assignee, sequestrator or other similar official.

(2)      Registration and Status of Vendor. The Vendor is: (i) a registrant for the purposes of the ETA under registration number 834813495RT0001; (ii) not a non-resident of Canada for the purposes of the ITA; and (iii) not a “consumer” as defined in the Consumer Protection Act, 2002. (3) Corporate Power. The Vendor has the corporate power and authority to own or lease its property and to carry on the Business as now being conducted by it.

(4)      Qualification. The Vendor is in good standing in the jurisdictions where it carries on the Business and, in respect of such jurisdictions, is duly qualified and is also licensed or registered to carry on the Business in such jurisdictions in respect of which such licensing or registration is required. The jurisdictions listed in Schedule 3.1(4) include all jurisdictions where the Vendor owns or leases any material properties or assets pertaining to the Business.

(5)      Subsidiaries. Except for the Niagara Natural UK Shares, the Vendor does not own nor has it agreed to acquire, directly or indirectly, (i) any of the outstanding shares or securities convertible into shares of any other corporation or (ii) any participating interest in any person. (6) Options. Except for the Purchaser’s right pursuant to this Agreement, no person has any option, warrant, right, call, commitment, conversion right, right of exchange or other agreement or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an option, commitment, conversion right, right of exchange or other agreement for the purchase from the Vendor of any of the Purchased Assets.

(7)      Validity of Agreement.

(a)

The Vendor has all necessary corporate power to own the Purchased Assets and to enter into and perform its obligations under this Agreement, and the Vendor has all necessary corporate power to enter into and perform its obligations under any other agreements or instruments to be delivered or given by it pursuant to this Agreement.

(b)

The Vendor’s execution and delivery of, and performance of its obligations under, this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Vendor.

(c)

This Agreement or any other agreements entered into pursuant to this Agreement to which the Vendor is a party constitute legal, valid and binding obligations of the Vendor enforceable against it in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(8)      No Violation. The execution and delivery of this Agreement by the Vendor, the consummation of the Transactions and the fulfilment by the Vendor of the terms, conditions and provisions hereof will not (with or without the giving of notice or lapse of time, or both):

(a)	contravene or violate or result in a breach or a default under or give rise to a right of termination, amendment or cancellation or the acceleration of any obligations of the Vendor under:

	(ii)	any applicable Law;

	(iii)	any judgment, order, writ, injunction or decree of any Regulatory Authority having jurisdiction over the Vendor or the Business;

	(iv)	the articles, by-laws or any resolutions of the board of directors or shareholders of the Vendor or the articles, by-laws;

	(v)	any Consent held by the Vendor or necessary to the ownership of the Purchased Assets or the operation of the Business; or

	(vi)	the provisions of any Material Contract to which the Vendor is a party or by which it is, or any of its properties or assets are, bound; or

(b)	result in the creation or imposition of any Encumbrance on any of the Purchased Assets.

(9)      Regulatory and Contractual Consents. There is no requirement to make any filing with, give any notice to or obtain any Consent from any Regulatory Authority as a condition to the lawful consummation of the Transactions or in connection with any of the transactions contemplated by the Pre-Closing Reorganization, except for:

(a)	the filings, notifications and Consents described in Schedule 3.1(9); and

(b)

the application of the Bulk Sales Act (Ontario), which application the Parties have agreed to waive pursuant to the terms of this Agreement and the Vendor has agreed to indemnify the Purchase with respect thereof.

Except for the filings, notifications or Consents described in Schedule 3.1(9), there is no requirement under any Material Contract relating to the Business or to which the Vendor is a party or by which the Vendor is bound to make any filing with, give any notice to, or to obtain the Consent of, any party to such Material Contract relating to the Transactions.

(10)	Financial Statements. The Financial Statements:

	(a)	The Vendor has delivered to the Purchaser true and complete copies of the Financial Statements. The Financial Statements:

		(i)	have been prepared in accordance with GAAP on a basis consistent with that of prior fiscal periods (subject to any adjustments specified in the Financial Statements);

(ii)

fairly present the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Vendor at the balance sheet date, and the results of operations of the Business, in each case in accordance with GAAP; and

		(iii)	have been prepared from and are in accordance with the accounting Records of Vendor.

(b)

The system of internal control with respect to the financial reporting of the Vendor with respect to the Business is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of the Financial Statements in accordance with GAAP; (ii) that receipts and expenditures are executed only in accordance with the authorization of management; and (iii) regarding prevention and timely detection of the unauthorized acquisition, use or disposition of the Purchased Assets that could materially affect the Financial Statements or the Business. To the best knowledge of the Vendor, there are no material weaknesses in the design or operation of internal controls over financial reporting with respect to the Business.

(11)

Records. The Records have been duly maintained in accordance with all applicable legal requirements and contain full and accurate records of all material matters relating to the Business. All material financial transactions relating to the Business have been accurately recorded in the Records in accordance with GAAP. No Records are in the possession of, recorded, stored, maintained by, or otherwise dependent on, any other person.

(12)    Absence of Certain Changes and Transactions. Since the Annual Financial Statements Date, except for the Pre-Closing Reorganization, the Vendor has operated the Business in the ordinary course of business and consistent with past practice and:

(a)

except as disclosed in Schedule 3.1(12)(a), there has not been any change in any of the business, financial condition, earnings, results of operations or working capital of the Business or the Purchased Assets that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

(b)

there has not been any damage, destruction, loss, virus or denial of service attack, technology failure or other event, development or condition of any character (whether or not covered by insurance) that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

(c)	there has not been any material change in the level or value of Inventories included in the Purchased Assets;

(d)

the Vendor has not transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Financial Statements or cancelled any debts or entitlements except, in each case, in the ordinary course of business and consistent with past practice;

(e)

the Vendor has not incurred or assumed any obligation or liability (fixed or contingent) relating to the Business except those listed in Schedule 3.1(12)(e) and except unsecured current obligations and liabilities incurred in the ordinary course of business and consistent with past practice, which has not, individually or in the aggregate, had or could not reasonably be expected to have a Material Adverse Effect;

(f)

the Vendor has not written down the value of inventory or written off as uncollectible any Accounts Receivable, except for immaterial write-downs and write-offs in the ordinary course of business and consistent with past practice;

(g)

the Vendor has not suffered any unusual or extraordinary loss, waived or omitted to take any action in respect of any rights of substantial value, settled or compromised any material litigation, or entered into any commitment or transaction not in the ordinary course of business and consistent with past practice, where such loss, rights, commitment or transaction is or would be material in relation to the Purchased Assets or the Business;

(h)

the Vendor has not granted any bonuses, whether monetary or otherwise, or made any general wage or salary increases in respect of Employees, or except as disclosed in Schedule 3.1(30), changed the terms of employment for any Employee or entered into a written contract with any Employee;

(i)

the Vendor has not granted any severance or termination pay or rights to any employee of the Business or increased the benefits payable under existing severance or termination pay policies or employment agreements;

(j)	the Vendor has not received any notice of any new union organizing activity, any actual or threatened employee strikes, work stoppages, applications for certification slowdowns or lockouts;

(k)

the Vendor has not experienced any change in its relations with any of its Employees, agents, partners or other co-owners in any venture, customers, suppliers, consultants, subcontractors or independent contractors that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

(l)

other than routine indebtedness for out-of-pocket expenses incurred by employees in the ordinary course of business and consistent with past practice, the Vendor has not, relating to the Business or the Purchased Assets, directly or indirectly, engaged in any transaction, made any loan or entered into any arrangement with any officer, director, partner, shareholder, employee (whether current or former or retired), consultant, independent contractor or agent of the Vendor;

(m)	the Vendor has not, except for Permitted Encumbrances, created or to the best knowledge of the Vendor, permitted to exist, any Encumbrance affecting the Purchased Assets;

(n)

the Vendor has not made any changes in its selling, distribution, advertising or promotion practices, in its terms of sale or collection, purchase or payment practices; in its manner of billing of, or the credit lines made available to any customers of the Business other than in the ordinary course of business and consistent with past practice;

(o)	the Vendor has not has entered into, terminated, or effected a material modification of any Material Contract or other right having a value of or involving aggregate payments in excess of $10,000;

(p)	the Vendor has not adopted or changed any accounting method, policy or practice, or any depreciation policy or rate, except as required by GAAP;

(q)

the Vendor has not made, changed, or revoked any Tax election, filed any amended Tax Return, entered into any Tax closing agreement or settlement, consented to any Tax claim or assessment, incurred any obligation to make any payment of, or in respect of, any Taxes, except in the ordinary course of business, or agreed to extend or waive the statutory period of limitations for the assessment or collection of Taxes; and

(r)	the Vendor has not authorized, agreed or otherwise become committed to do any of the foregoing.

(13)    Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against in the balance sheet or incurred subsequent to the date thereof and disclosed in Schedule 3.1(13) and except in respect of normal trade payables arising in the ordinary course of the Business, the Vendor does not have any outstanding indebtedness or any liabilities (whether accrued, absolute, contingent or otherwise) nor any outstanding commitments or obligations of any kind relating to the Business exceeding $10,000.

(14)    Consents. The Vendor has conducted the Business in compliance with, and holds all Consents necessary for the lawful operation of the Business, pursuant to all applicable Laws, all of which Consents are listed on Schedule 3.1(14) and all of which are valid and subsisting and in good standing with no violations as of the date of this Agreement, except for any non-compliance or violation that would not have a Material Adverse Effect. The Vendor has provided a true and complete copy of each Consent to the Purchaser. Except as set forth in Schedule 3.1(14), (i) all such Consents are validly held by the Vendor in its own name and Vendor has complied in all material respects with all terms and conditions thereof; (ii) the Vendor has not received notice of any legal proceeding relating to the revocation or modification of any such Consent; (iii) to the best knowledge of the Vendor, there are no grounds, facts or circumstances which could reasonably be expected to result in the revocation or modification of any such Consent; (iv) none of such Consents will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions contemplated hereby; and (v) all of such Consents are capable of being transferred to the Purchaser unless the transfer of such Consent is not permitted under applicable Law.

(15)    Compliance with Laws. Except for the U.S. Customs Notice of Action, the Vendor has complied, and the Business is now being conducted in compliance, with all Laws applicable to the Business or the Purchased Assets, except where any failure to so comply would not have a Material Adverse Effect. The Vendor has not received any notice of any alleged violation of such Laws.

(16)    Location of Tangible Personal Property. With the exception of inventory in transit, all the tangible personal property included in the Purchased Assets is situate at the locations set out in Schedule 3.1(28)(b) .

(17)    Sufficiency of Assets. Except for the Excluded Assets, the Purchased Assets constitute all of the property and assets necessary to operate the Business in the manner presently operated by the Vendor. There is no material asset, tangible or intangible, or service, including Material Contract rights or Intellectual Property rights, necessary for the conduct of the Business as it is currently conducted, the use of which is shared by the Vendor with any other person.

(18)    Condition of Assets. All material tangible personal property included in the Purchased Assets is in good operating condition, repair and proper working order, having regard to its use and age, except only for reasonable wear and tear.

(19)    Title to Personal and Other Property. The Purchased Assets are owned by the Vendor as the beneficial owner with a good and marketable title, free and clear of all Encumbrances other than Permitted Encumbrances and those Encumbrances set out in Schedule 3.1(19) which will be discharged and/or released prior to the Closing Time and for which the Purchaser shall have no liability.

(20)    Litigation. Except as disclosed in Schedule 3.1(20), there are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Vendor), pending or threatened, by or against or affecting the Vendor, at law or in equity, or before or by any Regulatory Authority. Except for the matters referred to in Schedule 3.1(20), to the best knowledge of the Vendor, there are no grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success. Except as disclosed in Schedule 3.1(20), there is not presently outstanding against the Vendor any judgment, injunction or other order of any Regulatory Authority.

(21)    Capital Expenditures. Except as disclosed in Schedule 3.1(21), the Vendor is not committed to make any capital expenditures relating to the Business, nor have any capital expenditures been authorized by the Vendor at any time since the Annual Financial Statements Date, except for capital expenditures made in the ordinary course of the Business which, in the aggregate, do not exceed $50,000.

(22)    Inventories. The inventories of the Vendor do not include any material items that are slow moving, below standard quality or of a quality or quantity not useable or saleable in the ordinary course of the Business, the value of which has not been written down on its books of account to net realizable market value. The inventory levels of the Vendor have been maintained at such amounts as are required for the operation of the Business as previously conducted and as proposed to be conducted, and such inventory levels are adequate for the Business. All inventories of the Vendor related to the Business are of such quality as to meet the quality control standards of the Vendor.

(23)    Accounts Receivable. The accounts receivable due or accruing to the Vendor reflected in the Financial Statements and all accounts receivable of the Vendor arising since the date of the Financial Statements arose from bona fide transactions in the ordinary course of the Business and consistent with past practice and are valid, enforceable and fully collectible accounts (subject to a reasonable allowance, consistent with past practice, for doubtful accounts as reflected in the Financial Statements in accordance with GAAP or as previously disclosed in writing to the Purchaser). Such accounts receivable are not subject to any defence, set-off or counterclaim. (24) Material Contracts. The contracts listed in Schedule 3.1(24) constitute all of the Contracts to which the Vendor is a party that, (i) if terminated, or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on the Vendor, (ii) under which the Vendor is obligated or committed to make, or expects to receive, payments in excess of $10,000 over the one year period immediately following the Closing Date (including any purchase orders entered into by the Vendor in respect of the Business in the ordinary course of business), or (iii) is otherwise material to the Vendor considered as a whole in respect of the Business, and are included in the Purchased Assets (collectively, the “Material Contracts”). The Vendor is not in default or in breach of any Material Contract to which it is a party and, to the best knowledge of the Vendor, there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute such a default or breach, and all such Material Contracts are in good standing and in full force and effect unamended and the Vendor is entitled to all benefits thereunder. The Vendor has provided to the Purchaser a true and complete copy of each Material Contract listed in Schedule 3.1(24) and all amendments and all such Material Contracts are in full force and effect and enforceable against each party thereto, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. There does not exist under any Material Contract any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of the Vendor or, to the best knowledge of the Vendor, any other party thereto except for such events or conditions that, individually or in the aggregate, have not had or could not reasonably be expected to have a Material Adverse Effect.

(25)    Insurance. The Vendor maintains such policies of insurance, issued by responsible insurers, on a basis consistent with the insurance obtained by reasonably prudent participants in comparable businesses, and the Purchased Assets are insured against loss or damage by all insurable hazards or risks on a replacement cost basis and such insurance coverage is in full force and effect and will be continued in full force and effect to and including the Closing Time. The Vendor is not in default with respect to any of the provisions contained in any such insurance policy, has not failed to give any notice or present any claim under any such insurance policy in a timely fashion, and has not received notice from any insurer denying any claim. The Vendor is not aware of any circumstances in which any person could make a claim under any insurance policy. Schedule 3.1(25) sets forth (i) a complete list of all policies of insurance which the Vendor maintains for the Business and the particulars of such policies, including the name of the insurer, the risk insured against, the amount of coverage, the amount of any deductible and a summary of all claims under each such policy for the past three years; (ii) details of any self-insurance arrangements relating to the Business, including any reserves established thereunder; and (iii) details of any insurance coverage provided to third parties and details of the policies under which such coverage is provided. The Vendor has provided to the Purchaser a true and correct copy of each insurance policy listed in Schedule 3.1(25) .

(26)    Customers and Suppliers. Schedule 3.1(26) sets out the major customers and suppliers of the Business (being those customers and suppliers of the Business each accounting for more than 5% of sales of or to the Business for the fiscal year ended December 27, 2014) and there has been no termination or cancellation of, and no modification or change in, the Vendor’s business relationship with any major customer, supplier or group of major customers or suppliers since December 27, 2014. The Vendor has not received any indication from any customer or supplier whose name appears on Schedule 3.1(26) that such customer or supplier will not continue as a customer or supplier of the Vendor prior to the Closing or of the Purchaser after the Closing or intends to materially alter its business relationship with the Vendor.

(27)	Tax Matters.

	(a)	For purposes of this Section 3.1(27), the following definitions shall apply:

(i)

“Tax” and “Taxes” shall mean any or all Canadian federal, provincial, local or foreign (i.e. non-Canadian) income, gross receipts, real property gains, goods and services, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other taxes, levies, governmental charges or assessments of any kind whatsoever, including, without limitation, any estimated tax payments, interest, penalties or other additions thereto, whether or not disputed.

(ii)

“Tax Return” shall mean any return, declaration, report, estimate, information return or statement, or claim for refund relating to, or required to be filed in connection with any Taxes, including information returns or reports with respect to withholding at source or payments to third parties, and any schedules or attachments thereto or amendments of any of the foregoing.

(b)

The Vendor has filed on a timely basis all Tax Returns required to be filed. All such Tax Returns are complete and accurate in all respects. All Taxes due from or payable by the Vendor pertaining to the Business for periods (or portions therefrom) ending on or prior to the Closing Date have been paid or will be provided for in the Final Closing Balance Sheet. All instalments or other payments on account of Taxes that relate to periods for which Tax Returns are not yet due have been paid on a timely basis. There are no actions, objections, appeals, suits or other proceedings or claims in progress, pending or threatened by or against the Vendor in respect of any Taxes pertaining to the Business, and in particular there are no currently outstanding assessments or written enquiries which have been issued or raised by any Regulatory Authority relating to any such Taxes. There are no Encumbrances pending on or with respect to any of the assets of the Vendor (including the Purchased Assets) that arose in connection with any failure (or alleged failure) to pay any Tax.

(c)

The Vendor has withheld, collected and paid to the proper Regulatory Authorities all Taxes pertaining to the Business required to have been withheld, collected and paid in connection with (i) amounts paid, credited or owing to any employee, independent or dependent contractor, creditor, shareholder, non-resident of Canada or other third party, and (ii) goods and services received from or provided to any person.

(d)

The Purchased Assets comprise all or substantially all of the property used by the Vendor in carrying on the Business. The Accounts Receivable as the Closing Time constitute all of the outstanding debts of the Vendor in respect of the Business that were included in the Vendor’s income in the year of sale or a previous year.

(28)	Real Properties and Leased Premises.

(a)	The Vendor does not own, nor has it ever owned, any Real Property and the Vendor is not a party to or bound by any Contracts to purchase or acquire any real property.

(b)

Schedule 3.1(28)(b) lists all Leases included in the Purchased Assets under which the Vendor leases or subleases any real property as lessee or sublessee. Other than the Leases, the Vendor is not a party to or is bound, as lessee, by any lease, sublease, license or other instrument relating to real property. Complete and correct copies of the Leases have been provided to the Purchaser. The Leases are in full force and effect, unamended. The Vendor is exclusively entitled to all rights and benefits as lessee under such Lease, and the Vendor has not sublet, assigned, licensed or otherwise conveyed any rights in any of the Leased Premises or in any of the Leases to any other person.

(c)

All rental and other payments and other obligations required to be paid and performed by the Vendor pursuant to each of the Leases have been duly paid and performed. The Vendor is not in default of any of its obligations under any Leases and, to the best knowledge of the Vendor, none of the landlords or other parties to the Leases are in default of any of their obligations under any of the Leases. No waiver, indulgence or postponement of the Vendor’s obligations under the Leases has been granted by the landlord thereunder. There exists no event of default under any Lease or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the Lease. None of the terms and conditions of the Leases will be affected by, nor will any of the Leases be in default as a result of, the completion of the Transactions, and all Consents of landlords or other parties to the Leases required in order to complete the Transactions have been obtained, or will have been obtained by the Closing Time, and are, or once obtained will be, in full force and effect.

(d)

The use by the Vendor of the Leased Premises is not, to the best knowledge of the Vendor, in breach of any Laws, including any building, zoning or other statutes or any official plan, or any covenants, restrictions, rights or easements, affecting such Leased Premises. To the best knowledge of the Vendor, (i) all buildings, structures and improvements situated on the Leased Premises are located wholly within the boundaries of such Leased Premises, and (ii) comply with all Laws, covenants, restrictions, rights and easements affecting the same. There are no outstanding work orders, non-compliance orders, deficiency notices or other such notices relative to any of the Leased Premises. The Leased Premises are fully serviced by utilities having adequate capacities for the normal operations of the Business. The Leased Premises have adequate rights of access to and from public streets or highways for the normal operations of the Business.

(e)

No amounts including, without limitation, municipal property Taxes, local improvement Taxes, levies or assessments, are owing by the Vendor in respect of any of the Leased Premises to any Regulatory Authority or public utility, other than current accounts which are not in arrears. There are no outstanding appeals on assessments which have been issued or raised by any Regulatory Authority or by the Vendor concerning any realty, business or other Taxes with respect to any of the Leased Premises.

(f)

To the best knowledge of the Vendor, the buildings and structures comprising the Leased Premises are free of any structural defect. The heating, ventilating, plumbing, drainage, electrical and air conditioning systems and all other systems used in any of the Leased Premises are in good working order, fully operational and free of any defect, except for normal wear and tear.

(29)	Environmental Matters.

	(a)	For the purposes of this Agreement, the following terms and expressions shall have the following meanings:

		(i)	“Environmental Laws” means all applicable Laws relating to public health or safety or the protection of the environment.

		(ii)	“Environmental Consents” includes all Consents issued by or issuable by any Regulatory Authority under Environmental Laws.

(iii)

“Hazardous Substance” means any material or substance that may impair the quality of the environment or which under Environmental Laws is deemed to be “hazardous”, a “pollutant”, “toxic”, “deleterious”, caustic”, “dangerous”, a “waste”, a “hazardous material”, a “source of contamination” or analogous substance including, without limitation, petroleum and petroleum products, asbestos, polychlorinated biphenyls, and flammable and radioactive materials.

(iv)

“Release” means any release, spill, leak, emission, discharge, leach, dumping, migration, pumping, pouring, emitting, emptying, injecting, spraying, burying, abandoning, incinerating, seeping, escape, disposal or similar or analogous act as defined in any Environmental Laws.

(b)	The operation of the Business and all of the Purchased Assets has been and is in compliance with all Environmental Laws, including all Environmental Consents.

(c)

Except as disclosed in Schedule 3.1(29), the Vendor has not been charged with or convicted of any offence for non-compliance with Environmental Laws, or been fined or otherwise sentenced or settled any prosecution short of conviction, and there are no notices of judgment or commencement of proceedings of any nature and the Vendor has never been investigated relating to any breach or alleged breach of Environmental Laws. The Vendor has not received notice from any Regulatory Authority or any other person of any infringement or alleged infringement by the Vendor of any Environmental Laws.

(d)

The Vendor has obtained all Environmental Consents necessary to conduct the Business and to own, use and operate the Purchased Assets. All such Environmental Consents are listed in Schedule 3.1(29) and complete and correct copies have been provided to the Purchaser.

(e)

Except as disclosed in Schedule 3.1(29), there are no Hazardous Substances located on or in or under the surface of the Leased Premises, and no Release of any Hazardous Substances has occurred on, in or from the Leased Premises or has resulted from the operation of the Business and the conduct of activities thereon nor, to the best knowledge of the Vendor, has any Release of any Hazardous Substances occurred on, in or from any premises adjacent to the Leased Premises.

(f)

Except as disclosed in Schedule 3.1(29), the Vendor has not used the Leased Premises and, to the knowledge of the Vendor, no prior occupant of the Leased Premises or occupant of any premises adjacent to the Leased Premises has used such premises, to produce, generate, manufacture, treat, store, handle, transport or dispose of any Hazardous Substances except in compliance with Environmental Laws.

(g)

There are no underground or above-ground storage tanks or associated piping or appurtenances (active or abandoned), or urea formaldehyde foam insulation, asbestos, polychlorinated biphenyls or radioactive substances located on or in or under the surface of any of the Leased Premises or other assets used thereon.

(h)

The Vendor is not, and, to the best knowledge of the Vendor, there is no basis upon which the Vendor could become, responsible for any clean-up or corrective action under any Environmental Laws. The Vendor has provided the Purchaser with copies of any environmental audits, site assessments and studies (including all drafts thereof) concerning any of the Leased Premises, or that are in any way related to the Business, that it has ever conducted or that are in its possession or control.

(30)	Labour and Employee Matters.

(a)

Schedule 3.1(30) identifies each retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit plan that is maintained or otherwise contributed to, or required to be contributed to, by the Vendor relating to the Business or the Purchased Assets for the benefit of employees or former employees of the Vendor (the “Employee Plans”) and a true and complete copy of each Employee Plan has been furnished to the Purchaser. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan. There are no pension plans maintained by the Vendor pertaining to the Business for the benefit of employees of the Business. Except as described in Schedule 3.1(30):

(i)

all contributions to and payments from each Employee Plan that may have been required to be made in accordance with the terms of any such Employee Plan and, where applicable, with the Laws that govern such Employee Plan, have been made in a timely manner;

(ii)

all material reports, returns and similar documents (including applications for approval of contributions) with respect to any Employee Plan required to be filed with any Regulatory Authority or distributed to any Employee Plan participant have been duly filed on a timely basis or distributed;

(iii)

there are no pending investigations by any Regulatory Authority involving or relating to an Employee Plan, threatened or pending claims (except for claims for benefits payable in the normal operation of the Employee Plans), suits or proceedings against the Vendor in respect of any Employee Plan or assertions of any rights or claims to benefits under any Employee Plan that could give rise to a liability nor are there any facts that could give rise to any liability in the event of such investigation, claim, suit or proceeding; and

(iv)

no notice has been received by the Vendor of any complaints or other proceedings of any kind involving the Vendor or any of the employees of the Vendor before any pension board or committee relating to any Employee Plan or to the Vendor.

(b)

The Vendor has not made any Contract pertaining to the Business with any labour union or employee association nor made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements and, to the best knowledge of the Vendor, there are no current attempts to organize or establish any labour union or employee association with respect to any employees of the Vendor, nor is there any certification of any such union with regard to a bargaining unit nor has there been any attempt or threat to appeal, re-consider, set aside or vary the order of the Ontario Labour Relations Board dated May 18, 2011 in respect to the application made against inter alia the Corporation by United Food and Commercial Workers Canada, Local 175. There are no grievances against the Vendor for which the Vendor has received written notice under any collective agreement.

(c)

Schedule 3.1(30) contains a complete and accurate list of the employees of the Vendor, specifying for each employee, position, salary or wage rate (both current and as proposed to be effective as August 1, 2015), benefits, length of service, age, commission or bonus structure(s) and whether active at work or not.

(d)

No notice has been received by the Vendor pertaining to the Business of any complaint filed by any of the employees against the Vendor claiming that the Vendor has violated any Laws applicable to employee or human rights, or of any complaints or proceedings of any kind involving the Vendor or any of the employees of the Vendor before any labour relations board. All levies, assessments and penalties made against the Vendor pursuant to any Laws applicable to workers’ compensation have been paid by the Vendor.

(e)

All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the Records.

(f)

As relates to the Business, there are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment or, to the best knowledge of the Vendor, there is no matter or state of facts which could give rise to any such assessment or increase in liability (collectively, “Assessments”) or any other outstanding communications related thereto which the Vendor has received from any workers’ compensation or workplace safety and insurance board or similar authorities in Canada, and, as relates to the Business, there are no Assessments which are unpaid on the date hereof. The Vendor’s accident cost experience relating to the Business is such that there are no pending or possible assessments and there are no claims or potential claims which may adversely affect the Vendor’s accident cost experience.

(31)    Product Warranties. Except as set forth in Schedule 3.1(31), the Vendor has not given nor is it bound by any express, written warranties given to purchasers of products supplied by the Vendor in connection with the Business.

(32)    Intellectual Property. Schedule 3.1(32) is a complete and accurate list of all (i) patent rights, including utility patents, design patents, industrial design registrations, utility or design patent applications, industrial design applications, patent disclosures, and registrations, inventions, discoveries, developments, derivatives, modifications, concepts, ideas, improvements, processes and methods, whether or not such inventions, discoveries, developments, concepts, ideas, improvements, processes, or methods are patentable or registrable under patent or similar laws or reduced to practice, and any reissues, divisions, continuations, continuations-in-part, renewals, reexaminations, improvements, translations, derivatives, modifications and extensions of any of the foregoing, (ii) registered, unregistered or common law trademarks, service marks, logos, indicia, trade names, trade dress, Internet domain names and other source identifiers, together with the goodwill associated therewith, (iii) all copyrightable works, copyrights, including copyrights in Software, (iv) trade secrets and other rights in know-how, data, confidential information or proprietary information, (v) registrations, applications for registration, extensions, and renewals of any of the foregoing, and (vi) other intangible proprietary rights, in each case, whether or not registered, that are owned by or licensed to the Vendor and used in the Business (collectively, the “Intellectual Property”). Except in the case of Intellectual Property identified in Schedule 3.1(32) as being licensed to the Vendor, the Vendor is the sole owner of the Intellectual Property (the “Vendor Intellectual Property”). Complete and correct copies of all Contracts whereby any rights in respect of Intellectual Property have been granted or licensed to the Vendor have been provided to the Purchaser. Except as disclosed in Schedule 3.1(32):

(a)	the Vendor has the exclusive right to use all of the Intellectual Property;

(b)	the Vendor has not granted any licence or other rights to any other person in respect of the Intellectual Property;

(c)

there is no Public Software (if any) that (i) forms part of the Vendor Intellectual Property; (ii) was, or is, used by the Vendor in connection with the development of the Vendor Intellectual Property; or (iii) was, or is, incorporated or distributed, in whole or in part, in conjunction with the Vendor Intellectual Property;

(d)	to the best knowledge of the Vendor, none of the Vendor Intellectual Property contains any Virus;

(e)

the Vendor has at all times used practices consistent with what is considered reasonable and standard for companies operating a business similar to the Business to protect all Vendor Intellectual Property and any confidential information of third parties in its possession or control from unauthorized intrusion, access, use, disclosure or modification, and to adequately archive and back-up such Vendor Intellectual Property and confidential information of third parties for back-up and disaster recovery purposes, including by obtaining enforceable written agreements to maintain the confidentiality of the foregoing from all persons with whom such information has been shared;

(f)

to the Vendor’s best knowledge, no person has gained unauthorized access to any computers, systems, networks, databases, facilities or third-party services used by the Vendor in or through which trade secrets or other confidential or proprietary information has been stored, contained or transmitted;

(g)	the Vendor Intellectual Property is free and clear of any Encumbrances other than Permitted Encumbrances;

(h)

to the best knowledge of the Vendor, there has been no infringement or violation of the Vendor’s rights in and to the Vendor Intellectual Property, nor any claim of adverse ownership, invalidity or other opposition to or conflict with any of the Vendor Intellectual Property; and

(i)	the Vendor is not and has not engaged in any activity that violates or infringes any intellectual property rights of any other person.

(33)    Orders, Commitments and Returns. The aggregate of all accepted and unfilled orders for the sale of Inventory entered into by the Vendor does not exceed an amount which the Vendor can reasonably expect to fill in the ordinary course of business and consistent with past practice on a schedule which will maintain satisfactory customer relationships, and the aggregate of all agreements or orders (whether written or oral) for the purchase of products by the Vendor does not exceed an amount which the Vendor reasonably believes is reasonable for the anticipated volumes of the Business (all of which agreements and orders were made in the ordinary course of business and consistent with past practice). As of the date of this Agreement, there are no material asserted or, to the best knowledge of the Vendor, threatened claims to return goods or products to the Vendor by reason of alleged overshipments, defective merchandise, breach of warranty or otherwise. There are no goods or products in the hands of customers under any understanding that such goods or products are returnable other than pursuant to the standard returns policy set forth in the Contracts between such customer and the Vendor.

(34)    Trade Allowances. Schedule 3.1(34) sets forth all current volume rebate programs and credit allowances in place for the Business’ customers accounting for more than 2% of the sales of the Business for the fiscal year ended December 27, 2014.

(35)    Privacy Laws. As relates to the Business:

(a)

The collection, use and retention of Personal Information by the Vendor, the disclosure or transfer of the Personal Information by the Vendor to any third parties and the transfer of the Personal Information by the Vendor to the Purchaser as part of the Purchaser’s due diligence and as contemplated by this Agreement or any Ancillary Agreement comply, in all respects, with all Laws and are consistent, in all material respects, with the Vendor’s own privacy policies.

(b)

There are no actions, suits, Claims, demands or proceedings by any Governmental Authority, whether statutory or otherwise, pending, ongoing or, to the Vendor’s best knowledge, threatened with respect to the Vendor’s collection, use, disclosure or retention of the Personal Information.

(36)    Restrictions on Doing Business. The Vendor is not a party to or bound by (i) any agreement which restricts or limits its rights to carry on the Business or use the Purchased Assets in any geographical area or its freedom to compete in any line of business, transfer or move any of its assets or operations; or (ii) any restriction imposed by any Regulatory Authority or any Laws which restrict or interfere in any material respect with the conduct of the Business or its use of the Purchased Assets or which materially affects the Purchased Assets.

(37)    Brokers or Finders. No broker, finder, agent or similar intermediary has acted on behalf of the Vendor in connection with this Agreement or the Transactions, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Vendor.

(38)    Payments. None of the Vendor or any Affiliate of the Vendor, or, to the best knowledge of the Vendor, any director, officer, employee, or any other individual associated with or acting for or on behalf of the Vendor or any Affiliate of the Vendor has directly or indirectly (a) made any contribution, gift, rebate, payoff, influence payment, kickback or other payment to any Person, regardless of form, whether in money, property or services (i) to obtain favourable treatment in securing business, (ii) to pay for favourable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained; or (b) in violation of any Law, established or maintained any fund or asset that has not been recorded in the books and Records of the applicable company.

(39)    Competition Act (Canada). For the purposes of determining the application of the pre-acquisition filing requirements of the Competition Act (Canada), the aggregate book value of the Purchased Assets in Canada and the gross revenues from sales in or from Canada of the Vendor and its affiliates, determined in each case as prescribed in the Competition Act (Canada) and the notifiable transactions regulations, are each less than $86,000,000.

(40)    Investment Canada Act (Canada). The Business is not a “cultural business” as defined in section 14.1(6) of the Investment Canada Act (Canada) and the “enterprise value” of the Business, determined in accordance with the Investment Canada Act (Canada) and the regulations thereunder, is not greater than $600,000,000.

(41)    Sales and Assets in the United States. During the fiscal year ending December 27, 2014 and the period subsequent thereto, the Purchased Assets have at no time subsequent to acquisition by the Vendor for use in the Business been located, domiciled, or kept in the United States. During the fiscal year ending December 27, 2014 and the period subsequent thereto, the Purchased Assets have not generated sales in or into the United States in excess of US$76,300,000.

3.2      Representations and Warranties of the Purchaser

The Purchaser hereby makes the following representations and warranties to the Vendor acknowledges that the Vendor is relying on such representations and warranties in entering into this Agreement and completing the Transactions:

(1)      Incorporation and Existence. The Purchaser is a corporation incorporated and existing under the laws of Canada. The Purchaser is not insolvent or involved in any proceedings by or against it with respect to bankruptcy, insolvency, liquidation, amalgamation, merger, consolidation, arrangement, receivership or reorganization nor has there been, with respect to the Purchaser, the appointment of a trustee, receiver, liquidator, assignee, sequestrator or other similar official.

(2)      Registration and Status of Purchaser. The Purchaser is: (i) a registrant for the purposes of the ETA under registration number 89094 4432 RT0001; (ii) not a non-resident of Canada for the purposes of the ITA; and (iii) not a “consumer” as defined in the Consumer Protection Act, 2002.

(3)      Validity of Agreement.

(a)

The Purchaser has all necessary corporate power to own the Purchased Assets. The Purchaser has all necessary corporate power to enter into and perform its obligations under this Agreement, the Assumption Agreement and any other agreements or instruments to be delivered or given by it pursuant to this Agreement.

(b)

The execution, delivery and performance by the Purchaser of this Agreement, the Assumption Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser.

(c)

This Agreement, the Assumption Agreement and any other agreements entered into pursuant to this Agreement to which the Purchaser is or will be a party constitute or will constitute legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(4)      No Violation. The execution and delivery of this Agreement, the Assumption Agreement by the Purchaser, the consummation of the Transactions and the fulfilment by the Purchaser of the terms, conditions and provisions hereof and thereof will not (with or without the giving of notice or lapse of time, or both) contravene or violate or result in a breach or a default under or give rise to a right of termination, amendment or cancellation or the acceleration of any obligations of the Purchaser under:

(a)	any applicable Law;

(b)	any judgment, order, writ, injunction or decree of any Regulatory Authority having jurisdiction over the Purchaser;

(c)	the articles, by-laws or any resolutions of the board of directors or shareholders of the Purchaser;

(d)	any Consent held by the Purchaser; or

(e)	the provisions of any Contract to which the Purchaser is a party or by which it is, or any of its properties or assets are, bound.

(5)      Consents. There is no requirement for the Purchaser to make any filing with, give any notice to or obtain any Consent from any Regulatory Authority as a condition to the lawful consummation of the Transactions.

(6)      Legal Proceedings. As of the date hereof, there are no Claims pending by or against or threatened against the Purchaser which would impair or reasonably be likely to impair the ability of the Purchaser to consummate the Transactions.

(7)      Due Diligence Investigations. The Purchaser has had an opportunity to discuss the business, management, operations and finances of the Business with the Vendor, to review all due diligence documentation provided to or made available to the Purchaser by the Vendor and to inspect the facilities used in connection with the Business. The Purchaser has conducted its own independent investigation of the Business and, in making its decision to execute and deliver this Agreement and to consummate the Transactions, the Purchaser has relied solely upon such investigations and the representations and warranties of the Vendor set forth in Section 3.1 (and acknowledges that such representations and warranties are the only representations and warranties made by the Vendor) and has not relied upon any other information provided by, for or on behalf of the Vendor, or its agents or representatives, to the Purchaser in connection with the Transactions.

(8)      Litigation. There are no actions, suits or proceedings, judicial or administrative (whether or not purportedly on behalf of the Purchaser), pending or threatened, by or against or affecting the Purchaser, at law or in equity, or before or by any Regulatory Authority. To the best knowledge of the Purchaser, there are no grounds on which any such action, suit or proceeding might be commenced with any reasonable likelihood of success. There is not presently outstanding against the Purchaser any judgment, injunction or other order of any Regulatory Authority.

(9)      Capital and Financing. The Purchaser has available to it adequate funds to consummate the Transactions contemplated by this Agreement, and to pay the Purchase Price in accordance with the terms of this Agreement.

3.3      Survival of Covenants, Representations and Warranties of the Vendor

To the extent that they have not been fully performed at or prior to the Closing Time, and unless otherwise provided, the covenants, representations and warranties of the Vendor contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement shall survive the Closing and shall continue for the benefit of the Purchaser for a period of two (2) years notwithstanding such Closing, nor any investigation made by or on behalf of the Purchaser or any knowledge of the Purchaser, except that:

(1)      the representations and warranties set out in Sections 3.1(1) to and including 3.1(7), 3.1(19) and 3.1(29) shall survive the Closing and continue in full force and effect without limitation of time;

(2)      the representations and warranties set out in Section 3.1(27) shall survive the Closing and continue in full force and effect until, but not beyond, the expiration of the period, if any, during which an assessment or other form of recognized document assessing liability for Tax, interest or penalties under Laws applicable to Tax in respect of any taxation year to which such representations and warranties extend could be issued under such Laws to the Vendor, including any additional period resulting from the Vendor filing a waiver or other document extending such period prior to the Closing;

(3)      a claim for breach of any such representation or warranty, to be effective, must be asserted in writing on or prior to the applicable expiration time set out in this Section 3.3, provided that a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement involving fraud or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Law; and

(4)      no claim for any breach of any of the covenants, representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement may be made after the applicable expiration time set out in this Section 3.3 notwithstanding that such breach was not objectively discoverable.

3.4      Survival of Covenants, Representations and Warranties of the Purchaser

To the extent that they have not been fully performed at or prior to the Closing Time, and unless otherwise provided, the covenants, representations and warranties of the Purchaser or the Purchaser Parent contained in this Agreement and in any agreement, instrument, certificate or other document delivered pursuant to this Agreement shall survive the Closing and shall continue for the benefit of the Vendor for a period of two (2) years notwithstanding such Closing, nor any investigation made by or on behalf of the Vendor or any knowledge of the Vendor, except that:

(a)	the representations and warranties set out in Sections 3.2(1) to and including 3.2(3) shall survive the Closing and shall continue in full force and effect without limitation of time;

(b)

a claim for breach of any such representation or warranty, to be effective, must be asserted in writing on or prior to the applicable expiration time set out in this Section 3.4, provided that a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement involving fraud or fraudulent misrepresentations may be made at any time following the Closing Date, subject only to applicable limitation periods imposed by Law; and

(c)

no claim for any breach of any of the covenants, representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement may be made after the applicable expiration time set out in this Section 3.4 notwithstanding that such breach was not objectively discoverable.

ARTICLE 4
COVENANTS

4.1      Delivery of Records

At the Closing Time, the Vendor shall deliver to the Purchaser all the Records (unless part of the Excluded Assets). The Purchaser agrees that it will preserve such Records so delivered to it for a period of six years from the Closing Date, or for such longer period as is required by any applicable Law, and will permit the Vendor or its authorized representatives reasonable access thereto in connection with the affairs of the Vendor including, without limitation, in connection with preparation of financial statements or Tax Returns of the Vendor.

4.2      Employees

          (1)      The Purchaser agrees that it shall offer employment to all employees listed on Schedule 3.1(30) effective as at the Closing Time, other than employees who are on long term disability leave, pursuant to a written offer of employment to be reviewed and approved by the Vendor on substantially the same terms and conditions of employment (or superior terms and conditions of employment) as are then applicable to such employees (including giving effect to any proposed salary or wage rate increases contemplated in Section 3.1(30) and Schedule 3.1(30)) .

          (2)      The Vendor shall pay all wages, bonuses, earned vacations, sick leave and other remuneration benefits accrued or owing to the employees of the Business, but not including any notice or severance obligations related to the termination of any employee subsequent to the Closing Time all of which will be for the account of the Purchaser, in respect of all periods prior to the Closing Time, regardless of whether such amounts would otherwise be payable as of the Closing Time; provided, however, that to the extent any such amounts are fully accrued for as current liabilities on the Final Closing Balance Sheet, Purchaser shall be responsible for such fully accrued amounts. In addition, the Vendor shall remain responsible for payment of any and all retention, change in control or other similar compensation or benefits which exist as of the date hereof and are or may become payable to the Employees solely as a result of the transactions contemplated by this Agreement.

          (3)      The Vendor shall indemnify and hold harmless the Purchaser from and against all claims, demands, losses or damages suffered or incurred by the Purchaser (which shall be deemed to be a Claim hereunder) as a result of or arising directly or indirectly out of, in connection with or pursuant to any claims by any employees of the Business, other than claims by those employees (the “Transferred Employees”) who accept the Purchaser’s offers of employment with respect to their employment with the Purchaser. Employees who do not deliver a signed offer of employment will be deemed to have accepted the Purchaser’s offer of employment by showing up for work the next Business Day after the Closing Date. No employee of the Business shall be entitled to any rights under this Section 4.2 or under any other provisions of this Agreement.

          (4)      The Purchaser shall accord to the Transferred Employees all past service while such Transferred Employee was employed by the Vendor.

          (5)      The Purchaser shall reimburse the Vendor for any termination or severance costs arising from contract or any applicable Law incurred by the Vendor as a result of the Purchaser failing to make an offer of employment on terms and conditions that are substantially similar in the aggregate to the terms and conditions of an employee’s employment with Vendor; and (ii) the Purchaser shall bear and discharge all obligations and liabilities accrued on and after the Closing Time whether arising by contract or under any applicable Law including wages, bonuses, commissions, vacation pay, severance pay, termination pay, notice of termination of employment or pay in lieu of such notice, damages for wrongful dismissal and other employee benefits and claims in respect of all Transferred Employees. The Purchaser shall be responsible for the employment-related obligations with respect to Transferred Employees as of the Closing Time, including compensation for services performed for the Purchaser from and after the Closing Time (and related employment and withholding taxes), benefits accrued under any Purchaser-sponsored plan or arrangement of Purchaser covering the Transferred Employees from and after the Closing Time and workers’ compensation benefits with respect to injuries or incidents occurring from and after the Closing Time.

4.3      Employee Plans

          (1)      The Purchaser shall not assume any liability for benefits accrued up to the Closing Time under any of the Employee Plans. For the purpose of determining the eligibility of a Transferred Employee for membership or benefits under the Employee Plans:

(a)	their period of employment shall include employment with both the Vendor and the Purchaser and shall be deemed not to have been interrupted at the Closing Time; and

(b)	their period of membership shall include membership in the Employee Plans both before and after the Closing Time and shall be deemed not to have been interrupted at the Closing Time,

provided that no Transferred Employee shall be entitled to benefits under any disability plan sponsored by the Purchaser in respect of any condition existing at or event occurring prior to the Closing Time. The Transferred Employees shall begin to accrue benefits under the Employee Plans as of the Closing Time in respect of their employment by the Purchaser.

          (2)      The Vendor shall be responsible, in accordance with the terms of the applicable Employee Plan, for any and all Claims incurred by the employees of the Business, including the Transferred Employees (and their eligible spouses, beneficiaries and dependants) prior to the Closing Time, and the Purchaser shall be responsible, in accordance with the terms of the applicable Employee Plan, for any and all Claims incurred by the Transferred Employees (and their eligible spouses, beneficiaries and dependants) on and after the Closing Date.

          (3)      If requested by the Purchaser, the Vendor shall request any applicable benefit plan supplier to provide to the Purchaser the same service that such benefit plan supplier provides to the Vendor immediately prior to the Closing Time and the Vendor shall assist the Purchaser, to the extent possible, to cause the benefit plan supplier to agree to provide such services to the Purchaser at the same rates or on the same cost basis that such services are provided to the Vendor.

          (4)      The Purchaser may, but is not obliged to, request the Vendor to assign to the Purchaser any Employee Plan, and related policies, Contracts and assets, which is sponsored by the Vendor. If such a request is made by the Purchaser, the Parties shall use their best efforts to obtain the consent of any benefit plan supplier to provide for the assignment of any such Employee Plan.

          (5)      The Vendor shall notify the Transferred Employees that all Claims for expenses which qualify for coverage under the terms of the Employee Plans and which were incurred prior to the Closing Time must be submitted within 90 days after the Closing Date or such longer period as the Vendor may, in its sole discretion permit.

          (6)      Subject to applicable Law, the Vendor shall provide to the Purchaser, as soon as practicable after the Closing Date, such data, Records, documentation and information relating to Transferred Employees and their participation in any Employee Plan as the Purchaser may reasonably require for the administration of Claims under the Employee Plans following the Closing Time.

4.4      Taxes

The Vendor will be responsible for, and hereby agrees to assume and pay, all Taxes which may be due to any jurisdiction or Regulatory Authority as a result of its operations of the Business prior to Closing.

4.5      Change of Name of Vendor

Within two (2) Business Days of the Closing Date, the Vendor shall file all documents required to change its name to another name bearing no similarity to “Niagara Natural Fruit Snack”, including but not limited to articles of amendment with the Ontario Ministry of Consumer Services. Prior to or on the Closing Date, the Vendor shall provide any consents or authorizations required in order that the Purchaser may use and continue to carry on the business of the Vendor under the “Niagara Natural Fruit Snack trade name or corporate name. Following the Closing, the Vendor shall not use the name Niagara Natural Fruit Snack or any trademark, trade name or materials bearing the name Niagara Natural Fruit Snack in connection with the operation of its business (if any) and shall cause their respective Affiliates not to use the name Niagara Natural Fruit Snack or any derivation thereof or any trademark, trade name or materials bearing the name Niagara Natural Fruit Snack or any derivation thereof.

4.6      Arrangement re: Cheques, Payments, etc.

The Vendor shall, with the input and assistance of the Purchaser, make arrangements with its bankers, satisfactory to the Purchaser, acting reasonably, to ensure that all cheques or other payments received by or credited to the Vendor on and after the Closing Date which relate to the Accounts Receivable of the Business acquired by the Purchaser shall be either endorsed over without recourse and delivered to the Purchaser or otherwise credited to the Purchaser. After Closing, the Vendor and the Guarantors shall continue to ensure that the Purchaser receives the benefit of all such cheques and payments and shall co-operate with the Purchaser in this respect.

4.7      Facility Transition

The Purchaser acknowledges and agrees that in respect of the Facility Transition, Boot will be one of the key executives of the Purchaser who shall be responsible for overseeing the Facility Transition and the completion of the Facility Transition.

ARTICLE 5
CLOSING

5.1      Place of Closing

The Closing shall take place at the Closing Time at the offices of Cassels Brock & Blackwell LLP, counsel to the Vendor, at 40 King Street West, Toronto, Ontario M5H 3C2.

5.2      Vendor’s Closing Deliveries

On the Closing Date, the Vendor shall deliver, or cause to be delivered to the Purchaser the following:

(a)

certified copies of (i) the charter documents and extracts from the by-laws of the Vendor relating to the execution of documents; (ii) all resolutions of the board of directors and shareholders of the Vendor approving the entering into of this Agreement and the completion of all transactions contemplated hereunder, and (iii) a list of the officers or directors of the Vendor authorized to sign agreements together with their specimen signatures;

(b)	a certificate of status with respect to the Vendor;

(c)

employment and/or consulting agreements which will include non-compete and non-solicit restrictions, duly executed by each of John Boot, 7152094 Canada Ltd. and Walter Surman on terms and conditions satisfactory to the Purchaser and such employees, as set out in Exhibit B;

(d)	all Records (unless part of the Excluded Assets) of the Vendor and other documents referred to in this Agreement or any Schedule;

(e)	a purchase certificate issued by the Workplace Safety and Insurance Board;

(f)	an assignment of intellectual property duly executed by the Vendor in accordance with Section 1.1(ddd)(xiv);

(g)	Non-Competition and Non-Solicitation Agreements duly executed by the Vendor and each of the Guarantors;

(h)	active possession of the Purchased Assets to the Purchaser;

(i)

all documentation and other evidence reasonably requested by the Purchaser in order to establish the due authorization and consummation of the Transactions, including the taking of all corporate proceedings by the boards of directors and shareholders of the Vendor required to effectively carry out the obligations of the Vendor pursuant to this Agreement; and

(j)

all other deeds, conveyances, bills of sale, discharges, assurances, transfers, assignments and any other documentation necessary or reasonably required to transfer the Purchased Assets to the Purchaser with a good and marketable title, free and clear of all Encumbrances whatsoever except for the Permitted Encumbrances.

5.3      Purchaser’s Closing Deliveries

On the Closing Date, the Purchaser shall deliver, or cause to be delivered to the Vendor the following:

(a)	the portion of the Purchase Price to be paid on the Closing Date in accordance with Section 2.3;

(b)

certified copies of (i) the charter documents and extracts from the by-laws of the Purchaser relating to the execution of documents; (ii) all resolutions of the board of directors of the Purchaser approving the entering into of this Agreement and the completion of all transactions contemplated hereunder, and (iii) a list of the officers or directors of the Purchaser authorized to sign agreements together with their specimen signatures;

(c)	a certificate of compliance in respect of the Purchaser;

(d)

all of the documentation to which it is a party or for which the Purchaser is responsible, and all other documents and evidence that the Vendor may reasonably request to carry out the intent of this Agreement and complete the Transactions; and

(e)	all other documents necessary to complete the transactions contemplated by this Agreement.

ARTICLE 6
INDEMNIFICATION

6.1      Indemnification by the Vendor

Subject to Section 3.3, the Vendor and each of the Guarantors shall jointly and severally defend, indemnify, reimburse and save the Purchaser and each of the Purchaser’s directors, officers, employees, agents, Affiliates and successors and assigns (the “Purchaser Indemnified Parties”) harmless for, from and against any losses arising from any Claims, including, without limitation, all reasonable costs and expenses incurred in preparing, defending, investigating or pursuing any such Claim and the reasonable fees, expenses and disbursements of legal counsel, accountants and other professional advisors (in each case on a full indemnity basis) incurred in connection therewith (collectively, “Losses”), whether or not arising due to third party Claims, which they may suffer or incur directly or indirectly as a result of or in connection with or relating to:

(a)

the waiver by the Purchaser of compliance with the provisions of the Bulk Sales Act (Ontario) and any equivalent or corresponding provisions under any applicable legislation in connection with the purchase and sale of the Purchased Assets;

(b)	any Excluded Liabilities;

(c)

any misrepresentation or any incorrectness in or breach of any representation, warranty or covenant on the part of the Vendor contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement disregarding for the purposes of this Section 6.1(c), any knowledge, materiality or Material Adverse Effect qualification contained in such representation, warranty or covenant;

(d)	any failure of the Vendor to perform or fulfil any of its covenants or obligations under this Agreement;

(e)	any liability to any third Persons and warranty obligations respecting products manufactured or sold, or services provided, by the Vendor prior to the Closing Time;

(f)

the failure to obtain any necessary Consents, waivers or modifications for any Restricted Rights referred to in Section 2.10 including, without limitation, any Losses relating to any resultant termination of any such Restricted Rights or any increase of obligations or decrease of rights or entitlements of the Purchaser;

(g)

all export duties, taxes, fines, penalties, assessments and other amounts which may be payable to any Regulatory Authority or other person as a result of or in connection with the U.S. Customs Notice of Action or any other or similar Notice of Action which may be issued by U.S. Customs in respect of product manufactured and shipped by the Vendor prior to the Closing Date; or

(h)	any liability for or in respect of, or any requirement to return or repay, any amounts received by the Vendor from or on behalf of GoPicnic Brands Inc. prior to the Closing Date.

For the avoidance of doubt, the Vendor and the Guarantors acknowledge and agree that their obligations to indemnify the Purchaser Indemnified Parties under the terms of this Section 6.1 do not eliminate the Vendor’s obligations to satisfy all Excluded Liabilities, and that the Deductible and the Cap described below shall not apply thereto.

6.2      Indemnification by the Purchaser

Subject to Section 3.4, the Purchaser shall defend, indemnify, reimburse and save the Vendor and each of the Vendor’s directors, officers, employees, agents, Affiliates and successors and assigns (the “Vendor Indemnified Parties”) harmless for, from and against all Losses, whether or not arising due to third party Claims, which they may suffer or incur directly or indirectly as a result of or in connection with or relating to:

(a)	any failure by the Purchaser to fully satisfy and discharge the Assumed Liabilities;

(b)

any misrepresentation or any incorrectness in or breach of any representation, warranty or covenant on the part of the Purchaser contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement disregarding for the purposes of this Section 6.2(b), any knowledge or materiality qualification contained in such representation, warranty or covenant;

(c)

any Transferred Employees who accept the Purchaser’s offer of employment as contemplated under Section 4.5 and which arise from the actions or omissions of the Purchaser following the Closing Time; and

(d)	any failure of the Purchaser to perform or fulfill any of its covenants or obligations under this Agreement including, but not limited to, the covenant set out in Section 4.7.

For the avoidance of doubt, the Purchaser acknowledges and agrees that its obligations to indemnify the Vendor Indemnified Parties under the terms of this Section 6.2 do not eliminate the Purchaser’s obligations with respect to any Assumed Liabilities and that the Deductible and the Cap described below shall not apply thereto.

6.3      Notice of Claim

A Party entitled to and seeking indemnification pursuant to the terms of this Agreement (the “Indemnified Party”) shall promptly give written notice to the Party or Parties, as applicable, responsible for indemnifying the Indemnified Party (the “Indemnifying Party”) of any claim for indemnification pursuant to Sections 6.1 or 6.2 (an “Indemnification Claim”, which term shall include more than one Indemnification Claim). Such notice shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Indemnification Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Indemnification Claim; and

(b)	the amount of the Indemnification Claim, or, if any amount is not then determinable, an approximate and reasonable estimate of the likely amount of the Indemnification Claim.

Unless the notification occurs after the expiration of the specified periods set out in Section 3.3 or 3.4, as applicable, the omission to notify the Indemnifying Party in accordance with this Section 6.3 will not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Party, except to the extent that such omission to do so materially prejudices any defences available (or that would have been available) to the Indemnifying Party.

6.4      Procedure for Indemnification

(1)      Direct Claims. With respect to Direct Claims, following receipt of notice from the Indemnified Party of a Claim, the Indemnifying Party shall have 30 days to make such investigation of the Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Indemnification Claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such 30 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Indemnification Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Indemnification Claim, subject to the limitations of Section 6.5(2) .

(2)     Third Party Claims. With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its own expense, to participate in or assume control of the negotiation, settlement or defence of such Third Party Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party’s out-of-pocket expenses incurred as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall cooperate with the Indemnifying Party, shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim at its own expense and shall have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifying Party and the Indemnified Party shall be retained by the Indemnifying Party. If the Indemnifying Party, having elected to assume such control, thereafter fails to defend any such Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If the Indemnifying Party assumes the defence of a Third Party Claim, it shall be deemed to have acknowledged its obligation to indemnify and hold the Indemnified Party harmless with respect to the Third Party Claim in accordance with the terms of Article 6.

6.5      General Indemnification Rules

The obligations of the Indemnifying Party to indemnify the Indemnified Party in respect of Indemnification Claims shall also be subject to the following:

(1)      Any Indemnification Claim arising as a result of a misrepresentation or incorrectness in or breach of a representation or warranty shall be made not later than the date on which, pursuant to Sections 3.3 and 3.4, such representation and warranty terminated;

(2)      The Indemnifying Party’s obligation to indemnify the Indemnified Party shall only apply upon the Indemnified Party having incurred Losses exceeding, in the aggregate, $50,000 (the “Deductible”) and such obligation to indemnify shall only apply to the amount of such Losses exceeding the Deductible (only the Losses in excess of $50,000); provided, however, that (i) indemnification with respect to the representations and warranties set forth in Sections 3.1(1) to 3.1(7) inclusive, 3.1(19) and 3.2(1) to 3.2(3) inclusive; (ii) indemnification based upon or arising out of fraud, fraud in the inducement, willful misconduct, fraudulent misrepresentation or intentional misrepresentation; and (iii) indemnification based on Sections 6.1(b) and 6.2(a), shall not be subject to the Deductible (and the Indemnified Party shall be entitled to claim the full amount of all such Losses). Notwithstanding anything to the contrary in the Agreement, the aggregate Liability of an Indemnifying Party to the Indemnified Party under this Article 8 shall be limited to $4,200,000 (the “Cap”); provided, however, that (i) indemnification with respect to the representations and warranties set forth in Sections 3.1(1) to 3.1(7) inclusive, 3.1(19) and 3.2(1) to 3.2(3) inclusive, indemnification based upon or arising out of fraud, fraud in the inducement, willful misconduct, fraudulent misrepresentation or intentional misrepresentation, indemnification based on Sections 6.1(b) and 6.2(a) shall not be subject to the Cap and shall, therefore, be excluded when determining if the Cap has been exceeded.

(3)      If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to make a payment to any person (a “Third Party”) with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment. If the amount of any liability of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

(4)      Except in the circumstance contemplated by Section 6.5(5), and whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Third Party Claim except with the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld);

(5)      The Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party notice and an opportunity to contest such Third Party Claim;

(6)      The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available); and

(7)      Notwithstanding Section 6.4(2), the Indemnifying Party shall not settle any Third Party Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(8)      Subject to the provisions of Section 7.8 with respect to the Purchaser’s rights to specific performance, the provisions of this Article 6 shall constitute the sole remedy available to a Party against another Party with respect to any and all breaches of any agreement, covenant, representation or warranty made by such other Party in this Agreement; provided, however, that nothing in this Agreement shall limit any Party’s remedies for fraud, fraud in the inducement, willful misconduct, fraudulent misrepresentation or intentional misrepresentation.

(9)      The amount of any Claim due under this Agreement shall be reduced by:

(a)	the amount of any insurance or other reimbursement received by the Indemnifying Party in relation to the breach or other event giving rise to the Indemnification Claim; and

(b)	the amount recovered under any counterclaims against third parties in relation to the breach or other event giving rise to the Indemnification Claim.

(10)    Each Indemnified Party shall use commercially reasonable efforts to mitigate the amount of damages for which an Indemnification Claim is made under this Article 6.

6.6      Right of Set-Off

The Vendor and the Guarantors hereby acknowledge and agree that the Purchaser shall have the right to satisfy any amount which the Vendors and the Guarantors have agreed in writing, or which a court of competent jurisdiction has finally determined (with no appeal available therefrom), are owing to the Purchaser pursuant to this Article 6 by way of set-off against any amount from time to time owing by the Purchaser to the Vendor pursuant to Schedule 2.3(1)(ii) .

ARTICLE 7
GENERAL

7.1      Notices

(1)      Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by email or facsimile or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(a)      if to the Purchaser:

SunOpta Inc.
2838 Bovaird Drive West
Brampton, Ontario L7A 0H2

Attention:      Chief Executive Officer
Fax No.:          905-455-2529
Email:              steve.bromley@sunopta.com

- and to -

SunOpta Inc.
7301 Ohms Lane, Suite 600
Edina, MN 55439

Attention:      General Counsel
Email:              jill.barnett@sunopta.com

with a copy to (which shall not constitute notice):

Wildeboer Dellelce LLP
365 Bay Street, Suite 800
Toronto, Ontario M5H 2V1

Attention:      Troy Pocaluyko
Fax No.:          416-361-1790
Email:              troy@wildlaw.ca

(b)	if to the Vendor:

337 Four Mile Creek Road, P.O. Box 517
St. Davids, Ontario L0S 1P0

Attention:           John Boot
Fax No.:               905-262-8100
Email:                   jboot@naturalfruitsnacks.ca

with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP
40 King Street West, Suite 2100
Toronto, Ontario M5H 3C2

Attention:           Colin Ground
Fax No.:               416-350-6941
Email:                   cground@casselsbrock.com

(2)      Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as described.

(3)      Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 8.1.

7.2      Public Announcements and Disclosure

The Parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the Transactions. To the extent that the Purchaser determines, on the advice of counsel, that it is required pursuant to applicable Law or the rules of any stock exchange having jurisdiction to disclose the Purchase Price, the Reverse Earn-Out or the value of this transaction in a press release, public announcement or other form of disclosure that can be accessed by the public, the Purchaser shall, in good faith, consult with and consider any reasonable comments or requests from the Vendor in respect of the content of such disclosure and the manner in which it is disclosed. Prior to any such press release or public announcement, none of the Parties shall disclose this Agreement or any aspect of the Transactions except to its board of directors, its senior management, its legal, accounting, financial or other professional advisors, any financial institution contacted by it with respect to any financing required in connection with the Transactions and counsel to such institution, or as may be required by any applicable Law or stock exchange having jurisdiction.

7.3      Assignment

The Purchaser may assign its rights under this Agreement in whole or in part to any other person; provided, however, that any such assignment shall not relieve the Purchaser from any of its obligations hereunder. Each of the Vendor and the Guarantors shall not assign its rights under this Agreement. This Agreement and the obligations of the Parties hereunder shall enure to the benefit of and be binding on any successor or permitted assign hereunder.

7.4      Best Efforts

The Parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of any Party to use its “best efforts” to obtain any waiver, Consent or other document shall not, except as described in Schedule 2.10, require such Party to make any payment to any person for the purpose of procuring the same, other than payments for amounts due and payable to such person, payments for incidental expenses incurred by such person and payments required by any applicable law or regulation.

7.5      Expenses

Unless otherwise provided, each of the Vendor and the Purchaser shall be responsible for the expenses (including fees and expenses of legal advisers, accountants and other professional advisers) incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the Transactions. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

7.6      Further Assurances

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties may reasonably require from time to time after Closing at the expense of the requesting Party for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

7.7      Entire Agreement

This Agreement, including all Schedules, and the Confidentiality Agreement constitutes the entire agreement between the Parties with respect to the subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent between the Parties dated June 17, 2015. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter except provided in this Agreement. No reliance is placed by any Party on any warranty, representation, opinion, advice or assertion of fact made by any Party or its directors, officers, employees or agents, to any other Party or its directors, officers, employees or agents, except to the extent that it has been reduced to writing and included in this Agreement.

7.8      Specific Performance

Each Party recognizes, acknowledges and agrees that the other Party would each be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by a Party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which either Party may be entitled, at law or in equity, each shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent any breach or threatened breach of any of the provisions of this Agreement, without posting bond or other undertaking. In the event that a Party brings any action in equity to enforce the provisions of the Agreement, the other Party shall not allege, and hereby waives the defense, that there is an adequate remedy at Law.

7.9      Waiver, Amendment

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

7.10    Rights Cumulative

The rights and remedies of the Parties are cumulative and not alternative.

7.11    Counterparts

This Agreement may be executed in any number of counterparts, and/or by facsimile or e-mail transmission of Adobe Acrobat files, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument. Any Party executing this Agreement by fax or Adobe Acrobat file shall, immediately following a request by any other

Party, provide an originally executed counterpart of this Agreement provided, however, that any failure to so provide shall not constitute a breach of this Agreement except to the extent that such electronic execution is not otherwise permitted under the Electronic Commerce Act, 2000 (Ontario).

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF this Agreement has been executed by the Parties.

SUNOPTA INC.

Per: /s/ Steve R. Bromley
Name: Steve Bromley
Title: CEO

NIAGARA NATURAL FRUIT SNACK COMPANY INC.

Per: /s/ John Boot
Name: John Boot
Title: President

/s/ Guy Armstrong
Guy Armstrong

/s/ John Boot
John Boot